Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 14 DATED JANUARY 31, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce the declaration of distributions;
●	Announce our net asset value per share as of December 31, 2019;
●	Update our investment objectives and strategy; and
●	Update our asset acquisitions.

Declaration of Distributions

On December 1, 2019, our manager, RM Adviser, LLC (“Manager”) authorized a daily cash distribution of $0.0021202186 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on January 1, 2020 and ending on January 31, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about February 15, 2020.

This distribution equates to approximately 8.0% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2020 and ending January 31, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of December 31, 2019

On January 29, 2020, our Manager determined that our net asset value (“NAV”) per share is $9.70 as of December 31, 2019. This NAV per share will be effective until updated by us on or about March 31, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” Realty Mogul, Co.’s internal accountants or asset managers will calculate our NAV per share at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2019 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2019.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning January 31, 2020, the offering price per share will remain $10.00 per share, which is the greater of $10.00 per share or our NAV per share, as previously disclosed in our Offering Circular dated April 26, 2019. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about March 31, 2020, or within a commercially reasonable time thereafter. Repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share ($9.70), less any applicable discounts, as set forth in the Offering Circular.

Investment Objectives and Strategy

The following information hereby supersedes and replaces the first sentence of the third paragraph of the sections of our Offering Circular captioned “Investment Objectives and Strategy” and “Plan of Operation – Investment Company Act Considerations,” as well as similar discussions throughout the Offering Circular:

More specifically, we intend to hold: (1) at least 55% of the total value of our assets in commercial mortgage-related instruments that are closely tied to one or more underlying commercial real estate projects, such as mortgage loans, subordinated mortgage loans, mezzanine debt and participations (also referred to as B-Notes), as well as direct interests in real estate that meet certain criteria outlined by the staff of the SEC; and (2) at least 80% of the total value of our assets in the types of assets described above plus in real estate-related assets that are related to one or more underlying commercial real estate projects.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Parkway Plaza Mezzanine Financing — San Antonio, TX

As previously disclosed, on February 17, 2017, we acquired a $3,400,000 mezzanine financing (the “Parkway Mezzanine Loan”) from Realty Mogul, Co. related to the refinancing of an 189,388 square-foot, five-building office portfolio located in San Antonio, Texas. The Parkway Mezzanine Loan had an original maturity date of November 9, 2019 (the “Parkway Maturity Date”). On the Parkway Maturity Date, we executed an amendment to extend the Parkway Mezzanine Loan for one year to November 9, 2020.

On December 30, 2019, the Parkway Mezzanine Loan was paid off in full in the amount of $3,420,333, which included (i) $3,400,000 in outstanding principal plus $19,833 in accrued interest, and (ii) legal fees.